UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TENBY PHARMA INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

 (CUSIP Number)

Randy Milby
c/o TENBY PHARMA INC.
270 Presidential Drive
Wilmington, DE 19807
302-743-2995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 13, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Randy Milby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 250,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 250,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Tenby Pharma Inc., whose principal executive offices are located at 270 Presidential Drive, Wilmington, Delaware 19807 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Randy Milby (the “Reporting Person”).

(b) The business address of the Reporting Person is 270 Presidential Drive, Wilmington, Delaware 19807.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Global Business Director for the Bio-Medical Platform at E.I. DuPont de Nemours and Company located at Chestnut Run Plaza 728, Wilmington, DE 19880.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person sold to the Issuer and the Issuer redeemed 2,250,000 shares of Common Stock for cash consideration equal to $225.00.

Item 4. Purpose of Transaction.

(a) None.

(b) The Reporting Person sold the 2,250,000 shares of Common Stock to the Issuer pursuant to that certain Redemption Agreement dated September 13, 2006.

(c) through (j) None.

Item 5. Interest in Securities of the Issuer.

None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2006
RANDY MILBY

/s/ Randy Milby